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02037601

REGISTRANT'S NAME Highveld Steel & Vanadium

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

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FILE NO. 82- 596 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/26/02

HIGHVELD

Highveld Steel and Vanadium Corporation Limited • Annual Report 2001

Contents





Electrolyte tanks (right) and cells (below) of prototype vanadium redox battery

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN: ZAE 000003422

A member of the Anglo American plc group

In 1957, Minerals Engineering of Colorado opened a plant at Witbank designed to produce approximately 1,4 million kilograms of vanadium pentoxide annually. In November 1959, Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering and in August 1960 the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited.

The Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium-bearing slag. In November 1964, the company embarked on a programme to build an integrated iron and steel works near Witbank. The name of the company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

Following the acquisition of the remaining shareholding of Transvaal Vanadium Company (Proprietary) Limited, this company, in August 1966, became known as the Vantra division of Highveld, the largest vanadium producer in the world. Another South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired on 1 January 1994.

In 1976, Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited. The remaining interest was acquired in 1985 and Transalloys now operates as a division of Highveld, producing manganese alloys.

During 1978, Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant was moved to Witbank in 1926 and Rand Carbide now operates as a division of Highveld, producing ferrosilicon and various carbonaceous products.

The group acquired Rheem South Africa (Proprietary) Limited, a company involved mainly in the manufacture of drums, pails and crown closures, in 1985. It now operates as a division of Highveld. This operation was expanded in August 1993 with the commissioning of an aluminium can production facility, Rheem Can, to service the South African beverage industry. This can facility was converted to steel in November 1999 and was closed in 2000 and sold in September 2001.

In 1991, the group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited. The result was the formation of the Columbus Joint Venture, trading as Columbus Stainless. The partners each sold a one-sixth share of the Joint Venture to the Industrial Development Corporation in 1993. The new plant of Columbus Stainless was officially opened by former President Nelson Mandela on 8 February 1996. Highveld, with effect from 1 January 2002, disposed of 64 per cent of its interest in Columbus Stainless, thereby retaining a 12 per cent interest in Columbus and acquiring a 2,9 per cent interest in the share capital of Acerinox S.A.

Hochvanadium Holding AG and a wholly owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

Ore for the steelworks and Vanchem is obtained from the corporation's Mapochs mine near Roossenekal in Mpumalanga.

Silica quartz for internal use and for external sale is obtained from the corporation's Spitskop quarry near the steelworks.

Group salient information

Years to 31 December

		2001	2000
Revenue	R'000	**4 427 501**	4 521 895
Operating profit	R'000	**74 092**	121 530
Headline earnings	R'000	**25 254**	115 596
Attributable (loss)/earnings per share	cents	**(494,3)**	90,8
Headline earnings per share	cents	**25,9**	118,6
Dividends per share attributable to calendar profits	cents	**15,0**	50,0
Crude carbon steel production	tons	**935 760**	947 588
Total rolled products	tons	**653 723**	711 743
Vanadium slag production	tons	**73 666**	70 372
Stainless steel production	tons	**396 559**	433 907
Manganese alloys	tons	**154 159**	157 143
Ferrosilicon	tons	**54 159**	55 629
Number of employees at year-end *		**4 729**	4 829
Gross revenue per man-year *	R'000	**667,5**	636,3
Cash generated by operations	R'000	**368 635**	292 285

*Joint ventures excluded.

HEADLINE EARNINGS PER SHARE (CENTS)



250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001

DIVIDENDS PER SHARE (CENTS)



250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001

Analysis of ordinary shareholdings

31 December 2001	Number of shareholders	Number of shares	Percentage issued shares
Institutions and bodies corporate holding less than 1 per cent	67	1 592 601	1,63
Institutions and bodies corporate holding 1 per cent and more	4	94 488 390	96,82
Private individuals	918	1 510 307	1,55
	989	97 591 298	100,00

Range of shareholdings

31 December 2001	Number of shareholders	Per cent	Holdings	Per cent
1 – 100 shares	384	38,82	6 907	0,01
101 – 1 000 shares	527	53,29	131 012	0,13
1 001 – 50 000 shares	70	7,08	349 232	0,36
50 001 – 100 000 shares	0	0,00	0	0,00
100 001 – 10 000 000 shares	7	0,71	21 006 412	21,52
10 000 001 and more shares	1	0,10	76 097 735	77,98
	989	100,00	97 591 298	100,00

Major shareholders

31 December 2001

According to information available to the directors, the following are the only shareholders beneficially holding in excess of 5 per cent of the ordinary share capital of the corporation:

	Number of shares	Per cent
Anglo South Africa Capital (Proprietary) Limited	76 097 735	77,98
The above shareholding is classified "non-public" by the JSE Securities Exchange South Africa		
Standard Bank Nominees (Transvaal) (Proprietary) Limited	9 072 695	9,30

Ordinary share performance on the JSE Securities Exchange South Africa

Years to 31 December	**2001**	2000	1999	1998	1997
Market price per share (cents)					
– year-end	**1 600**	1 350	2 065	1 485	1 050
– highest	**1 850**	2 750	2 200	1 875	2 070
– lowest	**1 170**	1 180	1 180	990	1 050
Number of ordinary shares in issue (000)	**97 591**	97 558	97 345	97 309	97 302
Number of deals recorded	**1 790**	2 584	2 518	2 625	3 102
Volume of shares traded (000)	**11 964**	13 400	13 652	21 893	20 316
Volume of shares traded as a percentage of total issued shares (%)	**12,26**	13,74	14,02	22,50	20,88
Earnings yield (%) *	**1,58**	8,79	3,20	15,17	11,04
Dividend yield (%) *	**0,94**	3,70	1,45	6,06	4,76
Price : Earnings ratio *	**63,36**	11,38	31,24	6,59	9,06

* Based on year-end price, headline earnings and dividends attributable to calendar profits.

Notice to members

Notice is hereby given that the forty-first annual general meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the corporation's Administration Building, portion 29 of the farm Schoongezicht 308 JS, Old Pretoria Road, Witbank, Mpumalanga on 5 April 2002 at 11:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2001.
2. To elect directors in accordance with the provisions of the corporation's Articles of Association.
3. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:
   "That the directors be and they are hereby authorised to allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation. **Forms of proxy** must be lodged with the transfer secretaries of the corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in this report.

Shareholders who have already dematerialised their shares may use the attached **voting instruction form** for the purpose of advising their CSDP or broker of their voting instructions. If, however, such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board

Highveld Steel and Vanadium Corporation Limited
J THEISS
Company Secretary
Witbank
6 March 2002

Business address:
Highveld steel and vanadium works
Old Pretoria Main road, Witbank, Mpumalanga

Postal address:
P O Box 111, Witbank, 1035

Registered office:
Portion 29 of the farm Schoongezicht No. 308 JS
District Witbank, Mpumalanga

Share transfer secretaries:
Computershare Services Limited
Second floor, Edura
41 Fox street, Johannesburg, 2001

Shareholders' diary

Financial year-end	31 December
Financial statements – publication dates:	
Annual profit announcement and distributions to shareholders	14 February 2002
Annual financial statements	8 March 2002
Annual general meeting	5 April 2002
Interim report	August 2002

Distributions to shareholders

	Financial year 2001	
Final	Approved	13 February 2002
	Payable	8 April 2002
	Financial year 2002	
Interim	To be approved	August 2002
	Payable	October 2002

Directorate

Directors	Alternate directors
TE Jones (Chairman and Chief Executive Officer)	
DD Barber (Non-Executive)	
E Barnardo (Executive, Steel & Vanadium)	
L Boyd (Non-Executive)	
CB Brayshaw (Non-Executive)	
JA Chegwidden (Executive, Marketing)	
CJ Colebank (Non-Executive)	
BE Davison (Non-Executive)	PM Baum
EK Diack (Non-Executive)	
A Harris (Non-Executive)	
L Matteucci (Executive, Finance)	
DR Motsepe (Non-Executive)	
AJ Pienaar (Executive, Technical)	
BJT Shongwe (Non-Executive)	
AJ Trahar (Non-Executive)	GF Young
M Winstanley (Executive, Ferro-alloys)	

Administration

Executive committee

TE Jones (Chairman)
E Barnardo
JA Chegwidden
H Cochius (Human Resources and SHE)
BV Davidson (Vanadium and Mines)
EK Diack
BK Marshall (Iron and Steel)
L Matteucci
BE Mosley (Rheem)
AJ Pienaar
M Winstanley

FINANCIAL RESULTS

The reporting period was characterised by weak international prices for the group's entire range of products. However a strong local steel market in the second half of the year and the weakening of the rand against other major currencies enabled operations to be maintained at full output. Columbus Stainless, which was consolidated in the Highveld figures for the last time, showed a significant improvement in the second half of the year, but was nevertheless below budget.

A group operating profit of R74,1 million was achieved, compared to a profit of R121,5 million in 2000. The loss attributable to Highveld shareholders was R482,3 million compared to a profit of R88,5 million in 2000. This was principally as a result of the loss of R482,3 million on the prospective sale of Columbus Stainless and the Highveld share of the Columbus Joint Venture loss which was R49,4 million for the period (2000: R21,9 million loss). The attributable loss also included net interest of R75,1 million (2000: R65,4 million) and a tax credit of R24,5 million (2000: R32,4 million tax credit).

During the year the sale of 64 per cent of Columbus Stainless by the three South African partners to Acerinox S.A. was concluded with effect from 1 January 2002, leaving Highveld with a 12 per cent direct holding. Simultaneously Highveld acquired a 2,9 per cent shareholding in Acerinox S.A. For clarity on the effect of this a pro forma balance sheet immediately post the transaction on 1 January is also included in the financial statements.

Headline earnings for the full year were R25,3 million, representing a decrease of 78 per cent on the previous year's R115,6 million, being equivalent to 25,9 cents per share (2000:118,6 cents per share). However the headline earnings for the second half of the year were R51,5 million compared to a loss of R26,3 million at the interim stage.

Mainly as a result of receipts from the sales of Rheem Can and a redundant pelletising plant, there was a cash inflow of R53,1 million for the year compared with an outflow of R39,4 million in 2000, decreasing total net debt to R498,3 million.

In view of the results achieved, the Board has decided to pay a final ordinary dividend of 15 cents per share, being also the total dividend for the year, compared with 50 cents per share in 2000.



Refurbished kiln no.1 at Vanchem

CARBON STEEL AND VANADIUM

World steel markets continued to suffer throughout the year from excess production and declining demand. Although substantial production reductions took place in North America and in the European Union, the growth in output from China and other Asian countries effectively counter balanced them.

The terrorist attacks on New York and Washington in September had a profound effect on sentiment in the United States which impacted negatively on the already fragile steel prices as their economy faltered.

In June last year President Bush initiated a Section 201 Safeguard Investigation in terms of the United States Trade Act. The process is near completion as the International Trade Commission (ITC) concluded that approximately 75 per cent of all steel imports had injured or might injure United States producers and proposed remedies which range from quotas to severe tariffs of up to 40 per cent. These measures, if approved by President Bush, will be over and above the dumping duties which are already in place. The South African steel industry is negotiating with the United States authorities to find a solution to this problem as it is believed that any new protectionist measures are in conflict with the ideals of the African Growth and Opportunity Act.

The International Iron and Steel Institute (IISI) forecast that the final data for 2001 would reflect almost flat world steel consumption relative to 2000, and modest growth in 2002.

In South Africa, carbon steel consumption continued to rise with a number of sizeable projects entering the construction stage during the year. According to the South African Iron





New tensile machine brought into service during October 2001

and Steel Institute (SAISI) statistics the overall domestic consumption was up 4,9 per cent. Consumption of long products in the group's range rose by 12 per cent with only marginal growth in flat products.

While consumption of vanadium was at reasonable levels and in line with crude steel production, the market remained in an oversupply situation. As a result, vanadium prices in US dollars declined to the lowest levels in 25 years.

Due to these poor market conditions, a maintenance programme was undertaken at the ferrovanadium smelter during December. Vanchem continued to operate only kilns no. 2 and 3 with the upgraded kiln no.1 remaining idle.

The Ferroalloys Association in the United States has filed a dumping case against the importation of ferrovanadium from South Africa and China. This further protectionist measure by the United States will have only a small impact on our vanadium exports.

It is pleasing to report that in co-operation with our Canadian partners, Vanteck, the prototype vanadium redox battery with a design capacity of 250kW/520kWh was commissioned at the University of Stellenbosch. Following this the first commercial order was received for a 2 MWh commercial unit to be operating by mid-2002 in the state of Utah, U.S.A.

Ferro-alloys

The profit squeeze on the world steel industry impacted adversely on both the demand and the export prices for bulk ferro-alloys.

Export prices for silicomanganese generally held steady at low levels while firming somewhat in the United States at mid-year as anti-dumping actions were taken against three supplying countries. Medium carbon ferromanganese prices started the year at satisfactory levels but progressively deteriorated to historic lows as major consumers in the United States experienced bankruptcy or closure. Nevertheless full production was maintained at Transalloys. Extensive reviews of operating practices and raw material usage yielded operating benefits despite electrode problems affecting the two larger furnaces.

Rand Carbide maintained full production of ferrosilicon as a result of good local demand. Plant operations were good. The production of electrode paste was restricted by the poor local demand arising from the low utilisation of furnaces in the South African ferro-alloy industry.

Rheem

Demand for containers improved from a low base toward year-end, which resulted in a satisfactory profit for the year.

Although budgeted volumes were not met in the crown closure operation due to the sluggish economy, modest profits were achieved.

The beverage can plant was sold to Latas De Allumino SA and negotiations were progressed for the sale of the crown and container manufacturing plants.

Columbus Stainless

International stainless steel prices and margins decreased sharply during the first quarter of 2001 as high inventory levels affected markets, particularly in the United States while de-stocking took place.

Operational performance was negatively impacted by production inefficiencies during the first half of the year. Production was down about 8 per cent compared to 2000 with the product mix being less favourable due to the adverse market conditions. Plant performance and overall quality improved significantly in the second half of the year.

The local market also recovered well in the second half year with sales up 9,6 per cent on 2000. The Motor Industry Development Program (MIDP) has been very successful and this industry sector is actively investing and expanding production capacity.

Safety performance remained good, although regrettably a fatality occurred on the process lines during April.

Manpower

The corporation spent R24,4 million during 2001 on training and developing employees and on bursaries which represented 5,8 per cent of the direct labour costs for the year.

Ongoing effort was devoted to employment equity and skills development through the corporation's divisional human resource development committees and it is pleasing to report that all stakeholders participated in this process.

Progress in terms of employment equity was good and at year-end the representation of the designated group in terms of the Employment Equity Act was 47 per cent for craft and related trade workers, 44 per cent for technicians and associated professionals and 23,8 per cent for senior officials and managers. Statutory requirements in terms of the Employment Equity Act and the Skills Development Act were timeously met.

The wage negotiations in mid-year moved into a protected strike from 7 August to 15 August, but regrettably a number of non-striking employees, including members of management, were assaulted and forcibly removed from their workplaces. This unacceptable behaviour repeated itself in October 2001 when disciplinary inquiries were conducted in respect of these incidents in August causing the corporation to institute a lockout from 30 October 2001 to 8 November 2001.

Employees were then allowed to return to work after suitable undertakings were signed by both the union involved (NUMSA) and their individual members. Disciplinary inquiries in respect of August 2001 and October 2001 were thereafter resumed under an independent two-member panel. It is imperative that employee organisations take the initiative to educate their members in the ethics of orderly collective bargaining.

The corporation continued to review its manpower levels and work methods with a view to operational efficiency and various levels of management are being prepared for these significant changes. Consultation with management and relevant interested employee groups is conducted at the appropriate times.

The corporation recognises the potential impact of HIV/AIDS and has for several years run regular and ongoing awareness campaigns. These have now been supplemented by personal counselling for its employees on a one-to-one basis as well as a facility for voluntary confidential HIV/AIDS testing. In addition a programme of voluntary anonymous prevalence testing is planned for early in 2002.

Safety, health and environmental matters

The safety performance of the corporation was unsatisfactory with the disabling injury frequency rate deteriorating from 1,59 accidents per 200 000 hours worked in 2000 to 2,03 in 2001. Tragically two employees lost their lives after an accident in December. The corporation target remains to reduce the accident frequency rate to below 1 and to this end further measures are in progress. A focused re-audit on risk assessments pertaining to job safety is in progress, management has been coached on the techniques of job observation and counselling of individuals, and the reporting of "near miss" incidents is being encouraged by means of a competition.

Environmental matters received the required attention to ensure improved conditions and minimising of adverse impacts on the environment in which the corporation operates.

It is pleasing to report that environmental accreditation in respect of ISO 14001 was achieved at the Rand Carbide division of the corporation in 2001 and two further divisions will apply during 2002.

Small Business Initiative

The corporation has established and/or subcontracted 53 small businesses controlled by empowered groups.

Three further projects are in the process of consideration, some of which include the expansion of existing small businesses.

Outlook

The group enters 2002 with a better balance sheet and order book than in 2001. This is largely as a result of the conversion of its 33 per cent ownership in Columbus Stainless to a reduced 12 per cent and a 2,9 per cent holding in Acerinox S.A. In addition the group packaging interests have either been sold or are in the process of disposal. Thus in contrast to recent years the group's earnings will be driven more by the carbon steel and vanadium activities.

World steel is in a reassessment and adjustment period caused by poor returns on equity and characterised by increasing privatisation and globalisation. The United States producers are in a particularly difficult situation with high costs (partly due to dollar strength), ageing plants, declining demand and high costs of closing operations. One of the results has been intensified protectionism, which is likely to be reinforced when President Bush announces his remedies under Section 201 of the United States Trade Act. Elsewhere in the world, and despite the OECD led initiative to re-structure the world steel industry, the slow pace of closure of inefficient plants allied to new and de-bottlenecked capacity coming into production is likely to keep international prices low for most of 2002.

Domestically the South African Iron and Steel Institute has forecast consumption growth of about 2 per cent for 2002.

The inventory corrections which hampered sales over the past 18 months have tapered off and mill orders now more closely reflect real domestic consumption.

Vanadium usage is expected to weaken somewhat, particularly in North America, and oversupply will prevail despite this business being dominated world wide by only four significant players. Prices are thus expected to remain near the current depressed levels unless production cuts are made. Vanchem is currently only operating two of the three installed roasting units.

Despite the generally poor export market conditions for our products, and with the above mentioned exception of kiln no.1 at Vanchem and a major rebuild of iron making furnace no.2 in the first quarter, it is planned that the group's operations will continue at full capacity in 2002. This will clearly be influenced by the outcome of trade protection measures in the United States, Canada and Europe, and also by the SA rand/US dollar exchange rate.

However given no major change from the status quo it is expected that earnings in the 2002 financial year will be improved on those in 2001.

Directorate

Leslie Boyd resigned as Chairman on 7 May 2001. Leslie made an immeasurable contribution to the company over some 30 years, the last 17 as Chairman. I extend a special appreciation on behalf of the Board for this and it is pleasing that he remains a director of the corporation.

Bill Bragg resigned from the Board at year-end on his retirement. I thank Bill for his substantial contribution to the affairs of the corporation and I wish him a healthy and enjoyable retirement.

Phillip Baum rejoined the Board as alternate to Barry Davison and I look forward to his contribution.

General

2001 was an extremely difficult period which demanded a great deal from everyone in the group. I thank the management and all employees for their concerted efforts.

TE Jones

Witbank
13 February 2002

Value added statements

for the years ended 31 December

	2001 R000	2001 Percentage of revenue	2000 R000	2000 Percentage of revenue
Revenue	**4 427 501**	**100**	4 521 895	100
Materials and services purchased and loss after taxation on prospective sales	**3 914 458**	**89**	3 499 391	77
Value added	**513 043**	**11**	1 022 504	23
Interest and investment income received	**42 346**	**1**	45 288	1
Total wealth created	**555 389**	**12**	1 067 792	24

	2001 R000	2001 Percentage of total wealth distributed	2000 R000	2000 Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	**748 563**	**135**	727 826	68
To reward providers of capital	**146 755**	**26**	149 709	14
Distributions to shareholders	**29 267**	**5**	38 974	4
Interest paid	**117 488**	**21**	110 735	10
To maintain and expand the group	**(315 362)**	**(57)**	222 672	21
Depreciation	**196 944**	**35**	173 089	16
Retained (loss)/profit for the year	**(512 306)**	**(92)**	49 583	5
To pay government				
Taxation (excluding taxation on prospective sales)	**(24 567)**	**(4)**	(32 415)	(3)
Total wealth distributed	**555 389**	**100**	1 067 792	100


2001
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
People
Shareholders
Bankers
Maintain
Taxation


2000
100
90
80
70
60
50
40
30
20
10
0
-10
-20
People
Shareholders
Bankers
Maintain
Taxation

Report of the independent auditors

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and group annual financial statements of Highveld Steel and Vanadium Corporation Limited set out on pages 13 to 39 for the year ended 31 December 2001. These annual financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these annual financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the corporation and the group at 31 December 2001 and the results of its operations and cash flow information for the year then ended in accordance with statements of South African Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Chartered Accountants (SA)
Johannesburg
6 March 2002

Compliance statement by company secretary

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

J Theiss
Company Secretary

Witbank
6 March 2002

Annual financial statements

The annual financial statements which appear on pages 13 to 39 were approved by the Board of Directors on 13 February 2002 and were signed on its behalf.

TE Jones
Chairman and Chief Executive Officer

THE CORPORATION AND ITS SUBSIDIARY COMPANIES

Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 77,98 per cent of the total issued share capital of the corporation.

In its integrated steelworks and various divisions, Highveld produces steel, vanadium products, ferro-alloys, carbonaceous products and metal containers and closures. Ore for the steelworks and the Highveld Vanadium and Chemicals division is obtained from the corporation's own mine. The main works are situated in the Witbank area in Mpumalanga with other operations in KwaZulu-Natal, Gauteng and the Western Cape.

The corporation is the holding company of the following wholly owned subsidiaries :

- Lacerta Investment Holdings (Proprietary) Limited
  owns property
- Transalloys (Proprietary) Limited
  owns property
- Rheem South Africa (Proprietary) Limited
  owns property
- Hochvanadium Holding AG
  processing and sale of vanadium products

FINANCIAL STATEMENTS AND RESULTS

The directors have pleasure in submitting the financial statements of the corporation, together with the group financial statements of the corporation and its subsidiaries, for the year ended 31 December 2001. These are presented on pages 13 to 39 of the report.

The contributions by the various segments of the group are as shown in the segmental graph.

CAPITAL

Full details of the authorised, issued and unissued share capital of the corporation at 31 December 2001 are set out in note 18 to the annual financial statements, where particulars are also given of the corporation's Share Option Scheme.

The authorised share capital of the corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control of all the unissued shares of the corporation is vested in the directors, in specific terms as regards allotments in respect of the Share Option Scheme and in general terms as regards all other unissued shares.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the following Annual General Meeting. Members will therefore be asked to consider an ordinary resolution at the forthcoming annual general meeting placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

The full text of the proposed resolution is contained in the notice of the meeting.

PROPERTY

During the year, the group sold 19 residential properties, of which 18 were sales to employees,

SEGMENTAL REVENUE



Stainless Steel
Steel & Vanadium
Other operations
Ferro-alloys

as well as three sectional title units, and five residential stands in Witbank, in terms of the corporation's assisted home-ownership scheme. Five residential stands, as well as one residential property were sold to external purchasers.

The corporation and its subsidiaries own mineral rights in respect of a total area of some 29 024 hectares and hold mineral leases over land underlain by titaniferous magnetite ore.

Full details of properties are available for inspection at the registered office of the corporation on request.

Distributions to shareholders

Distributions to shareholders are shown in note 9 to the financial statements.

Directorate

Mr L Boyd resigned as chairman of the corporation with effect from 7 May 2001 but remained a non-executive director. Mr TE Jones was appointed as chairman of the corporation with effect from 7 May 2001. Mr DB Pfaff was withdrawn as alternate to Mr EK Diack with effect from 7 May 2001 and Mr PM Baum was appointed as alternate director to Mr BE Davison with effect from 20 August 2001. Mr GR Pardoe resigned as director of the corporation with effect from 31 August 2001. Messrs WFE Bragg and DP Martin resigned as directors of the corporation with effect from 31 December 2001.
Mr CJ Colebank was appointed as non-executive director with effect from 1 January 2002 and Mr DD Barber was appointed as non-executive director with effect from 6 February 2002.

In terms of the corporation's Articles of Association, Messrs DD Barber, L Boyd, CB Brayshaw, CJ Colebank, TE Jones, Ms DR Motsepe and Dr AJ Pienaar are required to retire at the forthcoming Annual General Meeting. All the retiring directors are eligible and present themselves for re-election.

Corporate governance

The directors endorse and, during the period under review, have ensured that the group's policies comply with the Code of Corporate Practices and Conduct as set out in the King Report. By supporting the Code the directors have recognised the need to conduct the affairs of the corporation and the group with integrity and in accordance with generally accepted corporate practice. The corporation maintains a Business Code of Ethics applying equally to all employees. This code requires all employees to maintain the highest ethical standards ensuring that the corporation's business practices are conducted in a manner which is at all times above reproach.

The Board consists of a minority of executive directors and a majority of non-executive directors.

It is the directors' responsibility to prepare financial statements that fairly represent the state of affairs of the corporation and the group. The external auditors are responsible for independently reviewing and reporting on these financial statements. The annual financial statements have been prepared in accordance with statements of South African Generally Accepted Accounting Practice. They are based on accounting policies which have been consistently applied and which are supported by reasonable and prudent judgements and estimates.



Bar coding in use on finished products

The directors have a reasonable expectation that the corporation and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the annual financial statements.

The directors are responsible for the system of internal accounting control used by the corporation and the group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets. Such controls are based on established policies and procedures.

The internal audit department functions independently to appraise, examine and evaluate the group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the audit committee of the Board.

Based on information and explanations provided by management, the internal audit department and on the report of the external auditors on the results of their audit, the directors are of the opinion that the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The external auditors concur with the above statements.

The executive committee, as mandated by the Board, has established a group-wide system of internal control to manage significant group risks. This system supports the Board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

The Board's policy on risk management encompasses all significant business risks to the group, including operational risk, which could undermine the achievement of business objectives. This system of internal control is designed so that the different divisions are able to tailor and adapt their risk management processes to suit their specific circumstances. There is clear accountability for risk management, which is a key performance area of line managers throughout the group. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across twelve significant risk areas, provides the basis for regular and exception reporting to management, the executive committee and the Board.

The effectiveness of risk management is annually reviewed by the Board. The Board takes into account material changes and trends in the risk profile and considers whether the control systems, including reporting, adequately supports the achievement of the risk management objectives.

During the course of the year, the Board considered the group's responsiveness to changes within its business environment and material inadequacies in systems of control. The Board is satisfied that there is an ongoing process, which has been operational since 1 January 2000, for identifying, evaluating and managing the significant risks faced by the group.

The audit committee of the Board consisted of Messrs CB Brayshaw (chairman and non-executive director), WFE Bragg (non-executive director), EK Diack (non-executive director), L Matteucci (executive director) and TE Jones (executive director). The committee met three times during the year with the management of the corporation and the external and internal auditors to review the interim financial information, the financial statements and accounting policies, the effectiveness of management systems and internal controls, the effectiveness of the internal audit function and to discuss the external auditors' findings.

The remuneration committee of the Board consists of Mr AJ Trahar (non-executive director) and Mr TE Jones (executive director). The purpose of the committee is *inter alia*, to ensure that the directors and senior executives are fairly rewarded for their individual contributions to the performance of the corporation and the group.

In terms of quality assurance, the corporation is certified in accordance with the requirements of DIN EN ISO 9002.

The corporation afforded financial assistance, as well as assistance in kind, in its area of operations to various social, welfare and community organisations. The corporation maintained its social responsibility drive during the past year with the focus on education. R663 000 was donated to educational institutions during the year under review. Various identified needs were addressed at a number of schools, including the upgrading of facilities and empowerment of teachers and this will proceed during 2002. Business Against Crime was supported with financial assistance to the amount of R50 000 and the Vosman Police Station also benefited with the donation of a vehicle to be used in crime prevention activities.

Work continued in 2001 to prepare for accreditation in terms of ISO 14001 on a divisional basis. One division, Rand Carbide, was accredited during 2001. The objective is to achieve accreditation of two further divisions during 2002.

Amendments to the Mapochs mine environmental management programme and the De Hoop mine environmental management programme were approved by the Department of Minerals and Energy. Mining operations at De Hoop mine were completed and the total area is being rehabilitated. Contributions to the Environmental Trust Fund for Mapochs mine, De Hoop mine and Spitskop quarry were made in accordance with the regulatory guidelines.

Following the receipt of the record of decision from the Department of Agriculture, Conservation and Environment of Mpumulanga in respect of the kiln no.1 at the Vanchem division, further work has been done to satisfy the requirements of the Department of Water Affairs and Forestry in order to comply with all legal issues prior to the start-up of kiln no.1 which is not anticipated in the foreseeable future.

Liaison is being maintained and discussions initiated with the Department of Water Affairs and the Forestry and the Department of Environmental Affairs and Tourism on a regular basis. These two departments are focusing closely on perceived pollution issues and matters raised are being addressed.

Employment equity received specific attention during 2001 and it is pleasing to report that the divisional committees for human resource development played a major role in facilitating discussions amongst all stakeholders. The employment equity committee appointed by the board continues to monitor progress on a quarterly basis. Skills development also progressed satisfactorily. All grant payments in terms of the MERSETA arrangements were paid to Highveld during the period under review following their receipt of the statutory submissions.

Mine health and safety

The corporation is the owner of Mapochs mine, De Hoop mine and Spitskop quarry, which divisions are subject to the Mine Health and Safety Act, 1996 ("the Act"). Mapochs mine is situated near Roossenekal, and supplies the corporation with vanadium-bearing magnetite. The De Hoop mining operations were discontinued during 2001. The quarry is situated in the district of Bronkhorstspruit and supplies silica quartz to the corporation.

Safety performance

The occupational injury statistics for 2001 are as follows:

	Mapochs and De Hoop mines	Spitskop quarry
Disabling injuries	4	4
Total man-hours worked	871 143	68 121
Disabling injury frequency rate	0,92	11,74
Number of employees as at 31 December 2001	165	22

Collective agreements with the representative trade union are in force for Mapochs mine and the quarry.

Health performance

An annual medical report, as required in terms of Section 2(1)(c) of the Act, has been completed by the occupational medical practitioner and the health statistics for 2001 are as follows:

	Mapochs and De Hoop mines	Spitskop quarry
MEDICAL SURVEILLANCE		
○ Initial medical examinations	17	Nil
○ Periodical medical examinations	173	14
○ Exit medical examinations	8	Nil
BIOLOGICAL MONITORING	2	Nil

Occupational medical surveillance was conducted and initial medical examinations (baseline medical) were performed. The examinations included medical and occupational history, large chest x-rays, lung function testing, screening audiometery, vision screening, urine testing, physical examination, including height and weight, blood pressure, etc. Contractor employees were encouraged to make use of the facility.

No employees of the Mapochs or De Hoop mines or Spitskop quarry have been found to be suffering from any of the diseases reflected in schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993. No employee at Mapochs mine, none at De Hoop mine and one at Spitskop quarry was found to be suffering from diseases referred to in the Occupational Diseases in Mines and Works Act, 1973.

In respect of Mapochs and De Hoop mines a hearing conservation programme is in place and the fact that no hearing losses were certified is very positive. Continued health risk assessments will ensure that occupational diseases are avoided as far as possible. The focus of the occupational health plan at Spitskop quarry is on the prevention of occupational diseases.

Worker education, the use of personal protective equipment, as well as early diagnosis of changes in baseline levels, help to ensure a healthy workforce.

The focus of the occupational health programme is the prevention and early treatment of occupational health diseases to ensure a healthy workforce.

Training

Thirty-nine employees of Mapochs and De Hoop mines attended first aid training and twelve employees attended a course for health and safety representatives. Four employees also attended various other courses relating to health and safety.

Twelve employees of Spitskop quarry attended in-house safety training and eight employees attended a first aid course.



Completed kiln no.1 refurbishment

Interests of directors

Share options

The following ordinary share options are held by the executive directors in the corporation:

Highveld Steel and Vanadium Corporation Limited	No. of shares
Options exercised during the year at 1 050 cents	5 000
Options exercised during the year at 1 100 cents	10 000
Total exercised	15 000
Options outstanding at 1 100 cents per share	6 000
Options outstanding at 2 875 cents per share	130 000
Options outstanding at 1 050 cents per share	72 500
Options outstanding at 1 250 cents per share	93 000
Options outstanding at end of year at an average price of 1 900 cents	301 500

The options in the corporation were granted in terms of the Share Option Scheme and none of the options granted to the directors lapsed during the year. Disclosures by directors indicate that at the date of this report, their individual interests and those of their families do not, in aggregate, exceed 5 per cent of the corporation's issued share capital.

Directors' emoluments

	Year ended 31 December	Executive R000	Non-executive R000	Total R000
Directors' emoluments, including those paid to former directors for the year amounted to:				
Salaries and fees	**2001**	**4 027**	**209**	**4 236**
	2000	3 745	120	3 865
Bonuses	**2001**	**1 185**		**1 185**
	2000	895		895
Benefits	**2001**	**2 540**		**2 540**
	2000	2 364	1	2 365
Share options in Highveld and AA plc exercised by executive directors	**2001**	**4 724**		**4 724**
	2000	2 290		2 290
TOTAL	**2001**	**12 476**	**209**	**12 685**
	2000	9 294	121	9 415

Unlisted wholly owned subsidiary companies

	At 31 December	Issued share capital	Cost of investment R	Loans and current accounts R
Hochvanadium Holding AG, Austria	**2001**	**10 000**	**505 825**	**35 012 Cr**
	2000	10 000	505 825	35 012 Cr
Rheem South Africa (Proprietary) Limited	**2001**	**1 250 200**	**25 655 200**	**3 596 060**
	2000	1 250 200	25 655 200	771 759
Transalloys (Proprietary) Limited	**2001**	**3 510 300**	**7 630 650**	**13 386 928 Cr**
	2000	3 510 300	7 630 650	13 390 760 Cr
Lacerta Investment Holdings (Proprietary) Limited	**2001**	**100**	**1**	**4 959 510**
	2000	100	1	4 975 359
TOTAL	**2001**		**33 791 676**	**4 866 370 Cr**
	2000		33 791 676	7 678 654 Cr

All loans to unlisted subsidiaries are unsecured and interest-free. All subsidiaries except Hochvanadium Holding AG, Austria are incorporated in the Republic of South Africa.

Joint ventures

	At 31 December	Percentage share	Cost of investment R	Loans and current accounts R
Columbus	**2001**	**33,3**	**170 194 516**	**1 386 828 076**
	2000	33,3	170 194 516	1 370 611 232
Ferroveld	**2001**	**50,0**	**25 000**	**1 438 441**
	2000	50,0	25 000	1 438 441

The joint ventures have been accounted for on a proportionate consolidation basis.

Associates

	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R	Loans and current accounts R
Middelburg Steel & Alloys (Proprietary) Limited	**2001**	**241 286**	**16,66**	**10 906 333**	**6 410 000 Cr**
	2000	241 286	16,66	10 906 333	5 909 000 Cr
Southern Cross Stainless (Proprietary) Limited	**2001**	**67**	**33,33**	**–**	**3 599 667**
	2000	67	33,33	–	3 844 000
TOTAL	**2001**			**10 906 333**	**2 810 333 Cr**
	2000			10 906 333	2 065 000 Cr

Other investments

	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R	Loans and current accounts R
Colmetals Scrap (Proprietary) Limited	**2001**	**–**	**–**	**–**	**–**
	2000	5	33,33	219 000	–
International Packaging Network (Proprietary) Limited	**2001**	**3**	**–**	**38 766**	**–**
	2000	3	–	38 766	–
Vanteck Technology Corporation (Canada)*	**2001**	**892 710**	**2,73**	**14 260 471**	**–**
TOTAL	**2001**			**14 299 237**	**–**
	2000			257 766	–

*Investment held in Hochvanadium Holding AG, Austria

Income statements

for the years ended 31 December

	Note	Consolidated 2001 R000	Consolidated 2000 R000	Corporation 2001 R000	Corporation 2000 R000
CONTINUING OPERATIONS					
Revenue	1.3	**2 923 211**	2 854 241	**2 803 899**	2 610 066
Operating profit		**27 400**	101 391	**67 393**	102 581
Interest and investment income received		**34 716**	40 599	**32 512**	43 294
Interest paid		**55 013**	40 483	**54 525**	40 483
Operating profit after interest		**7 103**	101 507	**45 380**	105 392
DISCONTINUING OPERATIONS					
Revenue	1.3	**1 504 290**	1 667 654	**1 504 290**	1 667 654
Operating profit		**46 692**	20 139	**46 692**	20 139
Interest and investment income received		**7 630**	4 689	**7 630**	4 689
Interest paid		**62 475**	70 252	**62 475**	70 252
Operating loss after interest		**(8 153)**	(45 424)	**(8 153)**	(45 424)
TOTAL OPERATIONS					
Revenue	1.3	**4 427 501**	4 521 895	**4 308 189**	4 277 720
Operating profit	2	**74 092**	121 530	**114 085**	122 720
Interest and investment income received	3	**42 346**	45 288	**40 142**	47 983
Interest paid	4	**117 488**	110 735	**117 000**	110 735
Operating (loss)/profit after interest		**(1 050)**	56 083	**37 227**	59 968
Loss on prospective sales	5	**(722 610)**	–	**(722 610)**	–
(Loss)/Profit before taxation		**(723 660)**	56 083	**(685 383)**	59 968
Taxation credit	6	**241 350**	32 415	**225 453**	9 191
(Loss)/profit attributable to Highveld shareholders		**(482 310)**	88 498	**(459 930)**	69 159
Reconciliation of headline earnings					
(Loss)/profit attributable to Highveld shareholders		**(482 310)**	88 498	**(459 930)**	69 159
Add/(less) after tax effect of:					
Loss on closure of operation		**–**	27 960	**–**	27 960
Impairment of fixed assets		**1 820**	–	**1 820**	–
Loss on prospective sales		**505 827**	–	**505 827**	–
Profit on disposal of unlisted investment		–	(2 982)	–	(2 982)
(Profit)/loss on disposal and scrapping of property, plant and equipment		**(83)**	2 120	**(83)**	2 219
Headline earnings		**25 254**	115 596	**47 634**	96 356
(Loss)/earnings per share – cents					
Attributable	8	**(494,3)**	90,8		
Headline		**25,9**	118,6		
Headline – excluding discontinuing operation		**31,7**	151,2		

Balance sheets

at 31 December

	Note	Consolidated 2001 R000	Consolidated 2000 R000	*Consolidated 1 January 2002 R000	Corporation 2001 R000	Corporation 2000 R000
Assets						
Non-current assets						
Property, plant and equipment	10	**1 692 573**	2 527 886	**1 030 799**	**1 667 556**	2 505 462
Interest in subsidiaries	11	**–**	–	**–**	**18 444**	15 631
Investment in associates	13	**9 867**	10 581	**–**	**9 867**	10 581
Other investments	14	**14 299**	258	**847 633**	**39**	258
		1 716 739	2 538 725	**1 878 432**	**1 695 906**	2 531 932
Current assets						
Inventories	15	**788 586**	681 541	**511 214**	**761 882**	662 057
Accounts receivable	16	**943 811**	778 006	**569 553**	**878 391**	720 101
Cash and cash equivalents	17	**531 936**	489 674	**264 945**	**487 519**	444 712
		2 264 333	1 949 221	**1 345 712**	**2 127 792**	1 826 870
Total assets		**3 981 072**	4 487 946	**3 224 144**	**3 823 698**	4 358 802
Equity and Liabilities						
Capital and reserves						
Share capital and premium	18	**556 557**	556 179	**556 557**	**556 557**	556 179
Non-distributable and translation reserves	19	**33 302**	27 875	**1 167**	**33 302**	27 875
Retained profit before proposed dividend	1.18	**832 134**	1 344 440	**832 134**	**838 580**	1 328 506
Retained profit after proposed dividend		**817 495**	1 315 173	**817 495**	**823 941**	1 299 239
Proposed dividend		**14 639**	29 267	**14 639**	**14 639**	29 267
		1 421 993	1 928 494	**1 389 858**	**1 428 439**	1 912 560
Non-current liabilities						
Deferred taxation	20	**225 932**	465 500	**225 932**	**220 819**	445 403
Long-term liabilities	21	**689 123**	717 344	**391 618**	**689 123**	717 344
		915 055	1 182 844	**617 550**	**909 942**	1 162 747
Current liabilities						
Accounts payable, provisions and accrued charges	23	**1 110 740**	919 730	**852 769**	**952 568**	828 065
Taxation		**679**	1 448	**534**	**144**	–
Short-term borrowings	17	**532 605**	455 430	**363 433**	**532 605**	455 430
		1 644 024	1 376 608	**1 216 736**	**1 485 317**	1 283 495
Total equity and liabilities		**3 981 072**	4 487 946	**3 224 144**	**3 823 698**	4 358 802

* Balance sheet at 1 January 2002 excluding the proportionately consolidated figures of Columbus, including the 12 per cent investment in Columbus Stainless (Proprietary) Ltd and the 2,9 per cent investment in Acerinox S.A.

Cash flow statements

for the years ended 31 December

	Note	Consolidated 2001 R000	Consolidated 2000 R000	Corporation 2001 R000	Corporation 2000 R000
Cash flows from operating activities					
Cash generated by operations	24.1	**368 635**	292 285	**407 987**	292 740
Interest and investment income received		**42 346**	45 288	**40 142**	47 983
Utilised to increase working capital	24.2	**(159 481)**	(81 773)	**(211 253)**	(93 709)
Net cash generated by operations		**251 500**	255 800	**236 876**	247 014
Interest paid		**(117 488)**	(110 735)	**(117 000)**	(110 735)
Taxation	24.3	**1 010**	4 626	**1 010**	4 626
Cash available from operations		**135 022**	149 691	**120 886**	140 905
Distributions to shareholders	24.4	**(28 889)**	(35 552)	**(28 889)**	(35 552)
Net cash inflow from operating activities		**106 133**	114 139	**91 997**	105 353
Cash flows from investing activities					
Replacement of property, plant and equipment		**(140 313)**	(159 840)	**(137 079)**	(159 745)
Proceeds on disposal of property, plant and equipment	24.5	**100 830**	3 269	**100 830**	3 243
Investment to maintain operations		**(39 483)**	(156 571)	**(36 249)**	(156 502)
(Increase)/decrease in net interest in subsidiaries		**–**	–	**(2 813)**	211
Decrease/(increase) in investments in associates		**714**	(66)	**714**	(66)
Proceeds on disposal of other investment		**–**	3 135	**–**	3 135
Increase in other investments		**(14 260)**	(39)	**–**	(39)
Investment to (expand)/reduce operations		**(13 546)**	3 030	**(2 099)**	3 241
Net cash outflow from investing activities		**(53 029)**	(153 541)	**(38 348)**	(153 261)
Net cash inflow/(outflow)		**53 104**	(39 402)	**53 649**	(47 908)
(Utilised)/financed as follows					
Decrease in long-term liabilities		**(88 017)**	(120 669)	**(88 017)**	(120 669)
Increase in short-term borrowings		**152 117**	212 411	**152 117**	212 411
Payment of capital element of sale and leaseback liability		**(74 942)**	(103 534)	**(74 942)**	(103 534)
Net cash outflow from financing activities		**(10 842)**	(11 792)	**(10 842)**	(11 792)
(Increase)/decrease in cash and cash equivalents		**(42 262)**	51 194	**(42 807)**	59 700
Movement of cash and cash equivalents					
Cash and cash equivalents at beginning of year		**489 674**	540 868	**444 712**	504 412
Net cash inflow from operating activities		**106 133**	114 139	**91 997**	105 353
Net cash outflow from investing activities		**(53 029)**	(153 541)	**(38 348)**	(153 261)
Net cash outflow from financing activities		**(10 842)**	(11 792)	**(10 842)**	(11 792)
Cash and cash equivalents at end of year		**531 936**	489 674	**487 519**	444 712

Statements of changes in equity

for the years ended 31 December

	Note	Share capital R000	Share premium R000	Non-distributable and translation reserves R000	Retained profit R000	Total R000
CONSOLIDATED						
Balance at 31 December 1999		97 344	455 413	26 538	1 294 857	1 874 152
Profit attributable to Highveld shareholders					88 498	88 498
Dividends paid in cash to shareholders –						
final no.51 – 1999	9				(19 469)	(19 469)
interim no.52 – 2000	9				(19 505)	(19 505)
Profit on currency translation differences				1 337	59	1 396
Proceeds from shares issued		213	3 209			3 422
Balance at 31 December 2000		97 557	458 622	27 875	1 344 440	1 928 494
Loss attributable to Highveld shareholders					(482 310)	(482 310)
Dividends paid in cash to shareholders –						
final no. 53 – 2000	9				(29 267)	(29 267)
Profit/(loss) on currency translation differences				5 427	(729)	4 698
Proceeds from shares issued		34	344			378
Balance at 31 December 2001		**97 591**	**458 966**	**33 302**	**832 134**	**1 421 993**
CORPORATION						
Balance at 31 December 1999		97 344	455 413	26 538	1 298 262	1 877 557
Profit attributable to Highveld shareholders					69 159	69 159
final no.51 – 1999	9				(19 469)	(19 469)
interim no.52 – 2000	9				(19 505)	(19 505)
Profit on currency translation differences				1 337	59	1 396
Proceeds from shares issued		213	3 209			3 422
Balance at 31 December 2000		97 557	458 622	27 875	1 328 506	1 912 560
Loss attributable to Highveld shareholders					(459 930)	(459 930)
Dividends paid in cash to shareholders –						
final no. 53 – 2000	9				(29 267)	(29 267)
Profit/(loss) on currency translation differences				5 427	(729)	4 698
Proceeds from shares issued		34	344			378
Balance at 31 December 2001		**97 591**	**458 966**	**33 302**	**838 580**	**1 428 439**

Detailed analyses of share capital, share premium and the non-distributable and translation reserves appear in notes 18 and 19.

1. Accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements, which have been applied on a basis consistent with the previous year, are set out below:

1.1 *Basis of preparation*

The financial statements and group financial statements are prepared on the historical cost basis.

1.2 *Basis of consolidation*

1.2.1 *Investment in subsidiaries*

Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

The group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries from the effective date of acquisition or disposal.

Transfers of fixed assets between group companies subsequent to acquisition are restated to reflect the original group cost and accumulated depreciation.

1.2.2 *Investment in associates*

An associate is an enterprise over whose financial and operating policies the group has the ability to exercise significant influence and which is neither a subsidiary nor a joint venture of the group.

The equity method of accounting for associates is adopted in the group financial statements.

Equity accounted income, which is included in the respective carrying values of the investments, represents the corporation's proportionate share of the associated companies' retained income after accounting for the dividends payable by those associates. The pre-acquisition and post-acquisition share of the retained income of the associated companies is transferred to non-distributable reserves.

Provision is made when there has been a permanent diminution in the carrying value of an interest in an associated company.

The share of associated retained earnings and reserves is determined from the associate's latest audited financial statements. Dividends received from associates are included in income from investments.

1.2.3 *Investment in joint ventures*

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement.

Joint ventures are proportionally consolidated, whereby the corporation's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the group's financial statements.

The results of jointly controlled entities are included from the effective dates of acquisition or investment.

1.2.4 *Transactions eliminated on consolidation*

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the enterprises.

1.3 *Revenue recognition*

Revenue, which excludes value added tax and sales between group companies, represents the value of goods invoiced after discount. Export sales are determined on the basis of FOB or CIF at ports of departure or arrival and local sales on the basis of FOR at destination.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

Interest income is recognised on a time proportion basis, taking account of the principle amount outstanding and the effective rates over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognised at the time when the right to receive payment is established.

1.4 *Inventories*

1.4.1 Finished goods and work in progress are valued at standard cost, including an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out basis (FIFO).

1.4.2 Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

1.4.3 Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

1.4.4 In all cases inventories are reduced to net realisable or replacement value, if lower than cost.

1.4.5 Slag deposits and dumps are carried in the books at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as trading profit and is included in revenue.

1.5 *Property, plant and equipment*

1.5.1 Property, plant and equipment are depreciated on the straight line basis at rates that will reduce original group cost to estimated residual values over the anticipated useful lives of the assets as follows:

	Number of years
Improvements to property	40
Plant and equipment:	
Plant	10–35
Motor vehicles	4
Mobile equipment	5
Locomotives	20

Land and work under construction are not depreciated. Mineral rights are amortised on the basis of tonnage mined.

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Surpluses and deficits on the disposal of property, plant and equipment are taken to income.

1.5.2 *Borrowing costs*

Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until commissioning date. Other borrowing costs are expensed in the period they occur.

1.6 *Leases*

Leases that transfer all the risks and rewards of ownership of the underlying asset from the group until the end of the lease are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets.

Lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income as they are incurred.

1.7 *Impairment*

The carrying amount of the group's assets are reviewed if there are any indications of impairment in terms of the Statement on Impairment of Assets (AC128). If there is any indication that an asset has been impaired, its recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of the cash generating unit exceeds its recoverable amount.

1.8 *Renewal and replacement of plant and equipment*

Provision relating to past events giving rise to an obligation to incur future expenditure for the renewal and replacement of plant and equipment, is raised or charged against income in the year such events occur. No provision is made against income where the renewal or replacement of plant and equipment will result in an enduring benefit in the medium- to long-term. Instead, these items are capitalised and amortised over the period such enduring benefit will be enjoyed.

1.9 *Taxation*

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statement and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profits.

Deferred tax is calculated at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

1.10 *Foreign currencies*

Income and expenditure transactions in foreign currencies are accounted for at the rates of exchange ruling on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the year-end. Gains and losses arising on translation are taken into the income statement in the period in which they occur. Where the transactions are covered by forward exchange contracts, these contracts are valued at year-end spot rates and the forward premium is included under assets and liabilities.

The balance sheets of consolidated foreign subsidiaries are translated into South African rands at the rates of exchange ruling at the balance sheet date. The related income statements are translated at average rates of exchange. Gains and losses on the translation of foreign subsidiaries are taken directly to the income statement. Gains and losses on the translation of joint ventures' foreign subsidiaries are transferred to non-distributable reserves.

1.11 *Related party transactions*

The corporation and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates. These transactions are under terms that are no less favourable than those arranged with third parties.

1.11.1 *Subsidiaries and joint ventures*

Details of investments in principal subsidiaries and joint ventures are disclosed in the directors' report.

1.11.2 *Shareholders*

Details of the principal shareholders of the corporation and a summary of the non-public shareholders are shown on the analysis of ordinary shareholdings page.

1.12 *Earnings per ordinary share*

Earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue during the year.

1.13 *Retirement benefits*

The policy of the group is to provide retirement benefits (defined benefit funds, defined contribution funds and medical aid schemes) for its employees. The obligation to provide contributions to the retirement benefit fund is recognised with reference to annual independent actuarial valuations, using the projected unit credit method, of the obligations and assets for all material pension and medical plans.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and medical plan assets. Where the fair value of the pension and medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the corporation.

Pension and medical costs comprise both contributions paid and actuarially determined charges. Contributions to defined contribution plans, as well as multi-employer defined benefit plans for which no actuarial valuation is available, are expensed as they are incurred. The amount charged to income in respect of pension and medical plans includes benefits earned in the period, interest cost on projected benefit obligations, estimated return on pension and medical plan assets, actuarial gains or losses and the effect of any changes in terms and conditions of the pension and medical plans which relate to past service periods. Changes in the net projected benefit obligation as a consequence of changes in terms and conditions of the pension and medical plans, changes in estimate and deviations between actual and expected return on pension and medical plan assets are amortised over the estimated remaining working lives of pensionable employees.

1.14 *Research and development*

Research costs are written off in the year in which they are incurred. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development cost recognised as an asset is amortised on a systematic basis over the expected economic life of the related development.

If a project is abandoned during the development stage, the total accumulated expenditure is then written off.

1.15 *Environmental expenditure*

Future obligations for environmental expenditure are recognised over the periods in which the obligations arise. Measurement of liabilities is based on the current legal requirements and existing technology. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

1.16 *Goodwill*

Where an investment in a subsidiary or joint venture is made during the financial year, an excess of the purchase price compared to the fair value of the attributable net assets is recognised as goodwill and amortised as an expense over the assets' useful lives.

1.17 *Unlisted investments*

Investments in unlisted entities are recorded and carried at cost. Provision against income is made when there has been a permanent diminution in the carrying value of such investments.

1.18 *Dividends paid*

Dividends paid are recognised in the income statement, as and when declared by the board of directors.

1.19 *Segmental reporting*

The group is a minerals and metals business. On a primary basis, the corporation is organised into four major operating divisions –

- Steel and vanadium division, comprising mainly the manufacture of plate, coils, structurals and vanadium products;
- The Ferroalloys division, comprising mainly the manufacture of manganese products, ferrosilicon and other carbonaceous products;
- Stainless steel division, comprising the manufacture of stainless steel and
- Packaging division, comprising the manufacture of cans, pails, drums and crowns.

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
2. Operating profit				
Operating profit comprises :				
Revenue	**4 427 501**	4 521 895	**4 308 189**	4 277 720
Less: total cost of sales	**(4 327 415)**	(4 384 769)	**(4 168 110)**	(4 135 084)
Depreciation of property, plant and equipment (note 10)	**(196 944)**	(173 089)	**(196 303)**	(172 334)
Directors' emoluments			**(12 685)**	(9 415)
Fees			**(320)**	(219)
Other emoluments			**(12 365)**	(9 196)
Fees	**(3 551)**	(3 561)	**(3 617)**	(3 561)
Technical and administration	**(3 230)**	(3 254)	**(3 296)**	(3 254)
Share transfer	**(321)**	(307)	**(321)**	(307)
Auditors' remuneration	**(2 590)**	(2 196)	**(2 548)**	(1 927)
Fees	**(2 350)**	(1 889)	**(2 308)**	(1 729)
Expenses	**(30)**	(91)	**(30)**	(91)
Other services	**(210)**	(216)	**(210)**	(107)
Research and development	**(6 673)**	(5 355)	**(6 673)**	(5 355)
Other net charges from subsidiaries			**(335)**	(189)
Administration and technical fees			**66**	181
Less: aggregate charges from subsidiaries				
Rentals			**(401)**	(370)
Employee remuneration costs	**(748 563)**	(727 826)	**(748 653)**	(727 826)
Other cost of sales	**(3 369 094)**	(3 472 742)	**(3 197 296)**	(3 214 477)
Operating profit from trading activities	**100 086**	137 126	**140 079**	142 636
Loss on closure of operation	**–**	(39 944)	**–**	(39 944)
Loss on disposal and scrapping of property, plant and equipment	**(755)**	(2 431)	**(755)**	(2 451)
Profit on disposal of unlisted investment	**–**	2 982	**–**	2 982
Impairment of fixed assets	**(2 600)**	–	**(2 600)**	–
Realised foreign exchange gains	**–**	4 981	**–**	681
Transfer (to) / from post-retirement medical benefits provision	**(22 639)**	18 816	**(22 639)**	18 816
Operating profit as per income statement	**74 092**	121 530	**114 085**	122 720

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
3. Interest and investment income received				
Interest on cash investments	**18 167**	26 832	**15 963**	21 914
Forward points realised on forward exchange contracts	**24 179**	18 456	**24 179**	18 456
Investment income – dividend from subsidiary company	**–**	–	**–**	7 613
	42 346	45 288	**40 142**	47 983
4. Interest paid				
Total interest paid	**121 504**	112 818	**121 016**	112 818
Less: portion capitalised	**4 016**	2 083	**4 016**	2 083
	117 488	110 735	**117 000**	110 735

Interest on expenditure incurred from the general borrowing pool on qualifying assets has been capitalised at rates varying from 9,08 per cent to 10,65 per cent per annum.

5. Loss on prospective sales

5.1 Columbus Joint Venture

In December 2001, the shareholders approved the agreement that had been reached between Highveld, Samancor and the IDC (the Partners) and Acerinox S.A. for the disposal by the Partners to Acerinox S.A. of a 64 per cent interest in Columbus Stainless with effect from 1 January 2002, in exchange for approximately a 2,9 per cent investment in Acerinox S.A.

A provision for the loss on the prospective sale amounting to R689,025 million before taxation and R482,317 million after taxation has been made. The loss on the prospective sale before taxation comprises of a deficit between the carrying value and the indicated selling price of the property, plant and equipment of R 640,783 million, the raising of a long-term provision of R44,430 million in respect of environmental rehabilitation (refer to note 21.3) and accruals of R3,812 million.

5.2 Rheem division

During the year, the board of directors approved the disposal of the Rheem division, the packaging segment.

The group is currently in advanced negotiations with buyers for the division and the sales are expected to be completed during 2002.

As a result, a provision for the loss on these prospective sales amounting to R33,585 million before taxation and R23,510 million after taxation has been raised for the loss on prospective sales which reflects the deficit between the carrying value and the indicated selling price of the Rheem crown and packaging property, plant and equipment.

6. Taxation credit				
South African normal taxation				
Current	**(144)**	–	**(144)**	–
Deferred	**23 798**	32 470	**8 814**	9 191
Deferred taxation on prospective sales	**216 783**	–	**216 783**	–
Non-South African taxation				
Prior year over provision	**1 393**	–	**–**	–
Current	**(480)**	(55)	**–**	–
Taxation credit	**241 350**	32 415	**225 453**	9 191

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	%	%	**%**	%
7. Taxation rate reconciliation				
Tax credit for the year expressed as a				
percentage of (loss)/profit before taxation				
Normal	**–**	0,1	**–**	–
Deferred	**33,4**	(57,9)	**32,9**	(15,3)
Net charge in the income statements	**33,4**	(57,8)	**32,9**	(15,3)
Non-taxable income in subsidiary companies	**–**	(2,2)	**–**	1,0
Prior period adjustments	**(0,2)**	23,9	**(0,2)**	(14,4)
Capital portion of rental on sale and leaseback	**(3,2)**	55,3	**(3,2)**	51,8
Other	**0,0**	10,8	**0,5**	6,9
	30,0	30,0	**30,0**	30,0
Assessed loss – estimated (2000: actual) R 000			**86 881**	275 723

8. Earnings per share

The calculation of attributable loss (2000 earnings) per share is based on the consolidated loss of R482 310 000 (2000 earnings: R88 498 000) and a weighted average of 97 574 036 (2000: 97 500 348) ordinary shares in issue during the year.

The calculation of headline earnings per share is based on consolidated headline earnings of R25 254 000 (2000: R115 596 000) and a weighted average of 97 574 036 (2000: 97 500 348) ordinary shares in issue during the year.

The calculation of headline earnings per share excluding discontinuing operations is based on consolidated headline earnings of R30 961 000 (2000: R147 393 000) and a weighted average of 97 574 036 (2000: 97 500 348) ordinary shares in issue during the year.

	Cents per share		Consolidated		Corporation	
	2001	2000	**2001**	2000	**2001**	2000
			R000	R000	**R000**	R000
9. Distributions to shareholders						
Dividends						
Final no.53 (1999: no. 51)	**30**	20	**29 267**	19 469	**29 267**	19 469
Interim (2000: no. 52)	**0**	20	**0**	19 505	**0**	19 505
Total dividends	**30**	40	**29 267**	38 974	**29 267**	38 974

The directors propose that a final dividend of 15 cents per share in respect of 2001 (2000: 30 cents) be paid to shareholders on or about 8 April 2002.

	Land and mineral rights R000	Improvements to property owned/leased R000	Plant and equipment owned/leased R000	Work under construction R000	Total R000
10. Property, plant and equipment					
CONSOLIDATED					
Cost					
At 31 December 2000	20 631	116 946	3 568 000	76 872	3 782 449
Additions	133	451	50 478	89 251	140 313
	20 764	117 397	3 618 478	166 123	3 922 762
Disposals and scrappings	(155)	(650)	(178 489)	–	(179 294)
Loss on prospective sales and impairments	–	–	(677 097)	–	(677 097)
At 31 December 2001	**20 609**	**116 747**	**2 762 892**	**166 123**	**3 066 371**
Depreciation					
At 31 December 2000	1 314	58 362	1 194 887	–	1 254 563
Charged to profit	133	9 933	186 878	–	196 944
	1 447	68 295	1 381 765	–	1 451 507
Disposals and scrappings	–	(203)	(77 506)	–	(77 709)
At 31 December 2001	**1 447**	**68 092**	**1 304 259**	**–**	**1 373 798**
Net book value					
At 31 December 2000	19 317	58 584	2 373 113	76 872	2 527 886
At 31 December 2001	**19 162**	**48 655**	**1 458 633**	**166 123**	**1 692 573**
CORPORATION					
Cost					
At 31 December 2000	11 254	106 855	3 536 501	76 872	3 731 482
Additions	128	451	47 250	89 250	137 079
	11 382	107 306	3 583 751	166 122	3 868 561
Disposals and scrappings	(155)	(650)	(178 489)	–	(179 294)
Loss on prospective sales and impairments	–	–	(677 097)	–	(677 097)
At 31 December 2001	**11 227**	**106 656**	**2 728 165**	**166 122**	**3 012 170**
Depreciation					
At 31 December 2000	1 313	54 449	1 170 258	-	1 226 020
Charged to profit	133	9 661	186 509	-	196 303
	1 446	64 110	1 356 767	-	1 422 323
Disposals and scrappings	-	(203)	(77 506)	-	(77 709)
At 31 December 2001	**1 446**	**63 907**	**1 279 261**	**-**	**1 344 614**
Net book value					
At 31 December 2000	9 941	52 406	2 366 243	76 872	2 505 462
At 31 December 2001	**9 781**	**42 749**	**1 448 904**	**166 122**	**1 667 556**

Details of freehold and fixed property are available for inspection at the registered office of the corporation on request.

Fixed assets having a book value of R224 032 932(2000: R237 366 324) have been hypothecated to secure long-term liabilities of R247 158 000 (Note 21.1)(2000: R322 100 092).

	Corporation	
	2001	2000
	R000	R000
11. Interest in subsidiaries		
Unlisted shares at cost	**33 792**	33 792
Less: provision for losses	**10 482**	10 482
Net interest in shares	**23 310**	23 310
Loans from subsidiaries	**(13 422)**	(13 426)
Unsecured loans to subsidiaries	**8 556**	5 747
Net amounts owing to subsidiaries	**(4 866)**	(7 679)
Net interest in subsidiaries	**18 444**	15 631

Details of holdings in individual investments are set out in the directors' report.

12. Investments in joint ventures

The corporation held a 33,3 per cent share (2000: 33,3 per cent) in Columbus Joint Venture (stainless steel manufacturer), and a 50 per cent share (2000: 50 per cent) in Ferroveld (paste manufacturer) at 31 December which are accounted for on the basis stated in the accounting policy in note 1.2.3.

In December 2001, the shareholders approved the agreement reached between Highveld, Samancor and the IDC (the Partners) and Acerinox S.A. for the disposal by the Partners of a 64 per cent interest in Columbus Stainless to Acerinox S.A.with effect from 1 January 2002, for which Highveld Steel will receive approximately 2,9 per cent investment in Acerinox S.A.

The summarised financial statements for the corporation's share in the joint ventures for the year under review are:

	2001	2000
	R000	R000
Income statements		
Revenue	**1 281 308**	1 448 996
Operating profit	**17 832**	56 491
Loss before taxation	**(44 202)**	(15 049)
Balance sheets		
Assets		
Property, plant and equipment	**1 267 733**	1 318 563
Investments	**9 866**	10 800
Current assets	**933 025**	770 944
	2 210 624	2 100 307
Equity and Liabilities		
Corporation's investment	**1 558 486**	1 542 269
Non-distributable reserve	**32 135**	26 707
Retained loss	**(419 012)**	(370 937)
Corporation's interest	**1 171 609**	1 198 039
Long-term loans	**297 505**	334 286
Current liabilities	**741 510**	567 982
	2 210 624	2 100 307
Cash flow statements		
Cash utilised by operating activities	**(48 385)**	(14 583)
Cash utilised by investing activities	**(9 527)**	(26 739)
Total cash outflow	**(57 912)**	(41 322)

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
13. Investment in associates				
At cost less amounts written off	**10 906**	10 906	**10 906**	10 906
Share of retained profit of associate companies	**1 771**	1 740	**1 771**	1 740
Net amounts owing to associates	**(2 810)**	(2 065)	**(2 810)**	(2 065)
	9 867	10 581	**9 867**	10 581

Details of holdings in individual investments are set out in the directors' report.

14. Other investments				
Unlisted shares				
At cost less amounts written off and at directors' valuation	**14 299**	258	**39**	258

Details of holdings in individual investments are set out in the directors' report.

15. Inventories				
Finished goods	**327 354**	277 723	**327 354**	277 723
Work in progress	**154 569**	106 112	**154 569**	106 112
Raw materials	**145 080**	147 187	**118 376**	127 703
Consumable stores	**161 583**	150 519	**161 583**	150 519
	788 586	681 541	**761 882**	662 057
Inventories carried at net realisable value	**79 638**	100 166	**79 638**	100 166

16. Accounts receivable				
Trade accounts receivable	**876 166**	712 375	**810 746**	654 470
Prepaid expenditure	**7 914**	11 820	**7 914**	11 820
Deferred charges	**–**	2 296	**–**	2 296
Other amounts receivable	**84 276**	70 581	**84 276**	70 581
Provision for doubtful debts	**(24 545)**	(19 066)	**(24 545)**	(19 066)
	943 811	778 006	**878 391**	720 101

Trade accounts receivable comprise amounts receivable for the sale of goods for which the credit period taken ranges between 30 days and 180 days. The provision for doubtful debts is an estimate of amounts considered irrecoverable.

The corporation utilises forward contracts to eliminate or reduce the exposure of accounts receivable denominated in foreign currencies. The corporation is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the currencies of the corporation's principal markets. These forward cover contracts have been revalued to year-end spot rates and these differences have been included under current liabilities.

As a matter of principle, the corporation does not enter into derivative contracts for speculative purposes. The directors consider that the carrying amount of trade and other accounts receivable approximates their fair value.

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
17. Net borrowings				
Long-term borrowings (note 21.1)	**497 591**	585 608	**497 591**	585 608
Short-term borrowings	**532 605**	455 430	**532 605**	455 430
Total borrowings	**1 030 196**	1 041 038	**1 030 196**	1 041 038
Less: cash and cash equivalents	**531 936**	489 674	**487 519**	444 712
Net borrowings	**498 260**	551 364	**542 677**	596 326
Cash and cash equivalents consist of:				
Physical cash on hand	**42**	38	**42**	38
Unrealised forward exchange contracts	**254 664**	173 018	**254 664**	173 018
Cash at bank	**171 809**	255 618	**127 392**	210 656
Fixed and call deposits	**105 421**	61 000	**105 421**	61 000
	531 936	489 674	**487 519**	444 712

The credit risk on liquid funds is limited because the counter parties are group companies and banks with high credit-ratings assigned by international credit-rating agencies.

	2001		2000	
	R	R	R	R
18. Share capital and premium				
18.1 The share capital of the corporation at 31 December was as follows:				
Authorised				
Ordinary shares of R1 each		**139 990 000**		139 990 000
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each		**10 000**		10 000
		140 000 000		140 000 000
Issued				
Ordinary shares of R1 each		**97 591 298**		97 557 598
Share premium				
Balance at beginning of year	**458 621 197**		455 412 497	
Arising from issue of shares	**344 150**		3 208 700	
		458 965 347		458 621 197
Balance at end of year		**556 556 645**		556 178 795

18.2 Of the total of 4 879 565 (2000: 4 877 880) ordinary shares under the specific authority of the directors in terms of the Share Option Scheme, 3 459 200 (2000: 3 572 600) shares (excluding lapsed options) have been offered to participants, leaving a balance of 1 420 365 (2000: 1 305 280) shares available for the scheme. Of the shares offered 34 000 (2000: 212 900) were allotted in 2001.

18.3 The directors are authorised to allot, after providing for the issue in terms of 18.2 above, all or any of the remaining unissued shares upon such terms and conditions as they may determine. This authority will remain in place until the next annual general meeting.

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
19. Non-distributable and translation reserves				
Insurance claim proceeds in excess of net book value of assets destroyed less deferred taxation related to recoupment allowances	**1 168**	1 168	**1 168**	1 168
Excess asset value over cost of investment in Middelburg Steel & Alloys (Proprietary) Limited	**24 168**	22 662	**24 168**	22 662
Foreign currency translation differences	**7 966**	4 045	**7 966**	4 045
	33 302	27 875	**33 302**	27 875
20. Deferred taxation				
Movement on deferred taxation liabilities:				
Balance at beginning of year	**465 500**	493 344	**445 403**	449 968
Reversed to income	**(240 581)**	(32 470)	**(225 597)**	(9 191)
Realisation of section 37E allowances	**1 013**	4 626	**1 013**	4 626
	225 932	465 500	**220 819**	445 403
Deferred taxation provided on temporary differences are made up as follows :				
Capital allowances	**542 105**	604 584	**542 105**	604 584
Provisions	**(243 796)**	(15 263)	**(248 909)**	(35 360)
Post-retirement medical benefits	**(46 312)**	(39 521)	**(46 312)**	(39 521)
Assessable losses	**(26 065)**	(84 300)	**(26 065)**	(84 300)
	225 932	465 500	**220 819**	445 403
21. Long-term liabilities				
21.1 Secured capitalised finance leases (note 10)	**247 158**	322 100	**247 158**	322 100
Unsecured loans	**308 401**	459 974	**308 401**	459 974
	555 559	782 074	**555 559**	782 074
Less : amounts payable within twelve months included in short-term borrowings	**57 968**	196 466	**57 968**	196 466
	497 591	585 608	**497 591**	585 608
21.2 Post-retirement medical benefits provision	**154 375**	131 736	**154 375**	131 736
	651 966	717 344	**651 966**	717 344
21.3 Provision for environmental rehabilitation	**44 430**	–	**44 430**	–
Less: short-term portion	**7 273**	–	**7 273**	–
	689 123	717 344	**689 123**	717 344

	Consolidated and Corporation			
	Minimum lease payments		Present value of minimum lease payments	
	2001 R000	2000 R000	**2001 R000**	2000 R000
21.4 Financial leases				
Amounts payable				
Within one year	**77 450**	112 929	**57 968**	74 963
In the second to fifth years inclusive	**262 886**	331 497	**181 831**	209 897
Thereafter	**27 763**	40 839	**7 359**	37 240
	368 099	485 265	**247 158**	322 100
Less: future finance charges	**120 941**	163 165	**n/a**	n/a
Present value of lease obligation	**247 158**	322 100	**247 158**	322 100
Less: Amount due for settlement within 12 months shown under current liabilities			**57 968**	74 963
Amount due for settlement after 12 months			**189 190**	247 137

The terms of the leases and the loans are between 7 and 15 years and bear interest at rates ranging from 7,7 per cent to 11,9 per cent per annum. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets.

All foreign borrowings are covered by forward exchange contracts in order to manage the corporation's exchange rate exposure and consequently the group did not incur any currency losses during the year. The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the corporation as they may deem fit.

	Consolidated	
	Interest received and sales to/(interest paid and purchases from) related parties for the year ended 31 December 2001 R000	**Amounts owed by/(owed to) related parties as at 31 December 2001 R000**
22. Related party transactions		
Related party transactions with fellow subsidiaries of the group are concluded on an arm's length basis.		
Details of material related party transactions entered into during the year are summarised below:		
Columbus Stainless Steel	**81 799 841**	**18 237 507**
Samancor Limited	**29 241 213**	**21 906 275**
Samancor Limited – manganese	**(51 535 999)**	**(20 000 796)**
Ondeo Nalco SA (Pty) Limited	**(11 682 424)**	**(2 456 568)**
Scaw Metals	**19 892 393**	**1 228 173**
Anglo Coal	**(23 880 558)**	**(1 257 574)**
Zimbabwe Alloys Limited – paste	**4 245 955**	**548 308**
Anglo American Corporation of South Africa Limited – interest paid *	**(34 071)**	**(539 297)**
Anglo American Corporation of South Africa Limited – interest received	**2 938**	**0**
Anglo European Holdings Limited (registered in Isle of Man) – interest paid *	**(1 009 826)**	**(24 685 579)**
BSR	**1 189 507**	**0**
Flather Bright	**588 619**	**0**
Phalaborwa Mining Company Limited	**116 900**	**0**

Details of transactions with directors appear in the note directors' emoluments in the directors' report.
* The amounts owed to the related party consist of loan account balances.

23. Accounts payable, provisions and accrued charges

Accounts payable, provisions and accrued charges comprise amounts outstanding for trade purchases and ongoing costs. The credit period taken for trade purchases is between 15 and 90 days.

Included under accounts payable, provisions and accrued charges are the following major categories of provisions which have arisen as a result of an obligating event and which have been reasonably quantified and are expected to be paid out :

	Consolidated and Corporation	
	Leave pay and bonus provision R000	Other provisions R000
Balance at 31 December 1999	73 138	46 466
Amounts charged against income	49 359	6 889
Payments charged against provision	(36 802)	(2 500)
Amounts reversed to income	(363)	(20 000)
Balance at 31 December 2000	85 332	30 855
Amounts charged against income	112 911	156 926
Payments charged against provision	(80 181)	(158 946)
Balance at 31 December 2001	**118 062**	**28 835**

The directors consider that the carrying amounts of accounts payable, provisions and accrued charges approximate their fair value.

	Consolidated		Corporation	
	2001 R000	2000 R000	**2001 R000**	2000 R000
24. Notes to cash flow statements				
24.1 Cash generated by operations				
Operating (loss)/profit including loss on prospective sales	**(648 518)**	121 530	**(608 525)**	122 720
Adjustment for				
Depreciation of property, plant and equipment	**196 944**	173 089	**196 303**	172 334
Loss before tax on disposal and scrapping of property, plant and equipment	**755**	2 431	**755**	2 451
(Profit) before tax on disposal of other investment	**–**	(2 982)	**–**	(2 982)
Transfer to/(from) post-retirement medical benefits provision	**22 639**	(18 816)	**22 639**	(18 816)
Loss on prospective sales and impairments	**677 097**	32 662	**677 097**	32 662
Provision for environmental rehabilitation	**37 157**	–	**37 157**	–
Movement in forward exchange contracts premium	**82 561**	(15 629)	**82 561**	(15 629)
	368 635	292 285	**407 987**	292 740

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
24.2 Utilised to increase working capital				
Increase in inventories	**(107 045)**	(54 975)	**(99 825)**	(46 038)
Currency adjustment to working capital	**4 698**	1 396	**4 698**	1 396
Increase in accounts receivable	**(165 805)**	(201 168)	**(158 290)**	(196 247)
Movement in unamortised forward exchange premium	**(82 561)**	15 629	**(82 561)**	15 629
Increase in accounts payable, provisions and accrued charges	**191 232**	157 345	**124 725**	131 551
	(159 481)	(81 773)	**(211 253)**	(93 709)
24.3 Taxation				
Amounts unpaid at beginning of year	**(1 448)**	(1 393)	**–**	–
Amounts credited/(debited) to income statements	**769**	(55)	**(144)**	–
Amounts unpaid at end of year	**679**	1 448	**144**	–
Realisation of section 37E allowances	**1 010**	4 626	**1 010**	4 626
	1 010	4 626	**1 010**	4 626
24.4 Distributions to shareholders				
Amounts charged to income statements	**(29 267)**	(38 974)	**(29 267)**	(38 974)
Proceeds from shares issued	**378**	3 422	**378**	3 422
	(28 889)	(35 552)	**(28 889)**	(35 552)
24.5 Proceeds on disposal of property, plant and equipment				
Book value of property, plant and equipment disposed	**101 585**	5 700	**101 585**	5 694
Loss before tax on disposal of property, plant and equipment	**(755)**	(2 431)	**(755)**	(2 451)
	100 830	3 269	**100 830**	3 243

	Consolidated		Corporation	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
25. Commitments				
Capital expenditure approved by the directors				
Contracted but not provided	**5 211**	52 056	**5 211**	52 056
Authorised but not contracted	**30 357**	57 129	**30 357**	57 129
	35 568	109 185	**35 568**	109 185

Included in the above are unprovided contracted expenditure of R3 268 000 (2000: R19 882 667) and uncontracted expenditure of R861 000 (2000: R12 418 333) relating to approved capital expenditure of joint ventures.

It is expected that all capital expenditure will be expended in the coming year and be financed out of internally generated cash flow or available funding facilities.

26. Contingent liabilities

There are no material contingent liabilities as at 31 December 2001.

27. Employee benefit obligations

Retirement benefits

The corporation provides retirement benefits for its employees. The schemes available are defined benefit funds, defined contribution funds and medical aid schemes.

Multi-employer defined contribution and benefit funds

3 793 employees (2000: 3 856) excluding joint ventures, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the group, formal or otherwise, to meet unfunded benefits for these funds. The group, excluding joint ventures, contributed R13 388 337 (2000: R12 979 946) to these funds.

Post-retirement medical benefits

Highveld has obligations to provide certain post-retirement medical aid benefits to its pensioners. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The corporation recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits were determined by independent actuaries for the Highveld and Rheem divisions and Columbus.

Defined benefit pension fund

22 employees (2000: 973) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2 per cent and 2,1 per cent of final salary for each year of service on attainment of normal retirement age. With effect from 1 January 2001, a new fund – The Highveld Retirement Fund, was established. This new fund is a hybrid fund which comprises a defined benefit section and a defined contribution section. All employees belonging to the Highveld Staff Pension Fund were given the option to transfer to the Highveld Retirement Fund. The actuarial values in terms of AC116 in respect of this fund are considered immaterial and are therefore not disclosed.

	Consolidated and Corporation			
	Defined benefit pension fund		Post-retirement medical benefits	
	2001	2000	**2001**	2000
	R000	R000	**R000**	R000
Fair value of plan assets	**–**	426 726	**–**	–
Present value of funded obligations	**–**	(352 408)	**–**	–
Present value of unfunded obligations	**–**	–	**(154 374)**	(131 736)
Net asset/ (liability)	**–**	74 318	**(154 374)**	(131 736)
Surplus not available for distribution	**–**	74 318	**–**	–
Unrecognised actuarial losses	**–**	–	**–**	–
Net liability as per note 21	**–**	0	**(154 374)**	(131 736)
The amounts recognised in the income statement are as follows :				
Current service cost	**–**	17 287	**–**	–
Interest on obligation	**–**	54 350	**–**	–
Expected return on plan assets	**–**	(73 374)	**–**	–
Net actuarial losses/ (gains) recognised	**–**	21 826	**22 638**	(18 816)
Total included in employment costs	**–**	20 089	**22 638**	(18 816)
Actual return on plan assets	**–**	29 966	**n/a**	n/a
Movements in the net liability recognised in the balance sheet are as follows :				
Net liability at beginning of year	**–**	0	**(131 736)**	(150 552)
Net (expense)/ income recognised in the income statement	**–**	(20 089)	**(22 638)**	18 816
Contributions	**–**	20 089	**–**	–
Additional voluntary contribution made by employer	**–**	–	**–**	–
Net liability at end of year	**–**	0	**(154 374)**	(131 736)
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)				
Discount rate at 31 December	**n/a**	13,25%	**11,00%**	14,25%
Expected return on plan assets at 31 December	**n/a**	13,25%	**n/a**	n/a
Future salary increases	**n/a**	10,25%	**n/a**	n/a
Future pension increases	**n/a**	7,55%	**n/a**	n/a
Health care cost inflation	**n/a**	n/a	**10,00%**	11,25%

28. Environmental expenditure

An Environmental Trust has been established for Mapochs mine, De Hoop mine and Spitskop quarry and is registered with the Master of the Supreme Court. The capital contributions for the year to the Trust amounted to R233 852 (2000: R140 372).

29. Business segments

Information for the years ended 31 December

The corporation is organised into four operating divisions, giving the basis on which primary segment information is reported. The segments are as follows:

The steel and vanadium segment produces cast billets, hot-rolled profile and flat products, vanadium slag, vanadium pentoxide, ferrovanadium and vanadium chemicals.

The ferro-alloys segment produces manganese alloys and ferrosilicon as well as electrode paste and char.

The stainless steel segment produces stainless steel in slab and coiled form.

The packaging segment produces metal drums, pails, cans, and closures.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The intersegmental transactions are immaterial and are therefore not disclosed separately.

Financial information pertaining to business segments is as follows:

	Steel and vanadium		Ferro-alloys		Stainless steel		Packaging		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	R000	R000	**R000**	R000	**R000**	R000	**R000**	R000	**R000**	R000
Revenue *	**2 212 592**	2 237 325	**710 619**	616 916	**1 241 205**	1 417 154	**263 085**	250 500	**4 427 501**	4 521 895
Operating (loss)/ profit	**(53 722)**	72 900	**81 122**	28 492	**12 862**	50 289	**33 830**	(30 151)	**74 092**	121 530
Property, plant and equipment	**903 708**	976 487	**103 761**	117 634	**628 292**	1 309 118	**56 812**	124 647	**1 692 573**	2 527 886
Current assets excluding cash	**748 524**	626 923	**242 308**	202 338	**651 629**	538 427	**89 936**	91 857	**1 732 397**	1 459 545
Capital expenditure	**116 300**	103 227	**3 701**	10 809	**19 524**	25 161	**788**	20 643	**140 313**	159 840
Net cash inflow/(outflow)	**(121 329)**	(1 986)	**103 455**	31 069	**(26 816)**	(43 546)	**97 794**	(24 939)	**53 104**	(39 402)
Depreciation	**104 690**	83 684	**14 574**	11 661	**69 834**	69 061	**7 846**	8 683	**196 944**	173 089

Included in property, plant and equipment under the steel and vanadium segment, are impaired assets with a carrying value of R NIL (2000: R41 399 680).

Included in property, plant and equipment under the packaging segment, are impaired assets with a carrying value of R NIL (2000: R62 587 000).

* Revenue pertaining to the steel and vanadium segment comprises R1,7bn (2000: R1,6bn) in respect of steel and R0,5bn (2000: R0,6bn) in respect of vanadium.

Financial information pertaining to geographical segments is as follows:

	Africa		North America		Europe		Australasia		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	R000	R000	**R000**	R000	**R000**	R000	**R000**	R000	**R000**	R000
Revenue by location of customer	**2 047 374**	1 794 075	**712 550**	1 026 937	**986 122**	1 098 146	**681 455**	602 737	**4 427 501**	4 521 895
Revenue by source of assets	**4 308 189**	4 277 720	**–**	–	**119 312**	244 175	**–**	–	**4 427 501**	4 521 895
Operating profit/ (loss) by source of assets	**113 823**	121 494	**–**	–	**(39 731)**	36	**–**	–	**74 092**	121 530

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
BALANCE SHEETS (Consolidated) (R000)										
Assets										
Property, plant and equipment	**1 692 573**	2 527 886	2 579 497	2 584 902	2 464 562	2 469 384	2 267 634	1 889 966	1 464 421	1 043 927
Investments	**24 166**	10 839	10 887	11 793	16 526	19 135	20 856	26 896	21 841	25 586
Current assets	**2 264 333**	1 949 221	1 744 272	2 179 403	1 477 530	1 321 167	1 201 425	1 185 609	990 572	971 183
Total assets	**3 981 072**	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471	2 476 834	2 040 696
Equity and liabilities										
Shareholders' equity	**1 421 993**	1 928 494	1 874 152	1 827 154	1 695 768	1 580 945	1 510 642	1 321 989	1 205 175	1 102 162
Non-current liabilities	**915 055**	1 182 844	1 350 173	1 671 996	1 320 251	1 411 374	1 108 127	974 496	608 771	347 935
Current liabilities	**1 644 024**	1 376 608	1 110 331	1 276 948	942 599	817 367	871 146	805 986	662 888	590 599
Total equity and liabilities	**3 981 072**	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471	2 476 834	2 040 696
INCOME STATEMENTS (Consolidated) (R000)										
Revenue	**4 427 501**	4 521 895	3 477 124	3 782 707	3 423 589	2 705 306	2 535 039	2 138 125	1 685 159	1 488 780
Profit/(loss) before taxation	**(723 660)**	56 083	(111 647)	293 523	100 901	67 409	261 430	151 060	86 052	74 380
Taxation credit/(charge)	**241 350**	32 415	168 270	(76 686)	9 753	2 045	(60 585)	(33 016)	(18 279)	(3 595)
Profit attributable to Highveld shareholders	**(482 310)**	88 498	56 623	216 837	110 654	69 454	200 845	118 044	67 773	70 785
Headline earnings	**25 254**	115 596	64 297	219 224	111 496	64 882	198 669	n/a	n/a	n/a
Net cash inflow/(outflow)	**53 104**	(39 402)	(423 598)	443 424	175 727	(38 626)	(313 797)	(317 725)	(339 470)	38 342
Attributable earnings per share (cents)	**(494,3)**	90,8	58,2	222,8	115,0	73,6	218,6	131,2	76,6	80,1
Headline earnings per share (cents)	**25,9**	118,6	66,1	225,3	115,9	68,8	216,2	n/a	n/a	n/a
Dividends per share – attributable to calendar profits (cents)	**15,0**	50,0	30,0	90,0	50,0	35,0	90,0	60,0	50,0	45,0
Dividend cover (times)	**1,7****	1,8	1,9	2,5	2,3	2,1	2,4	2,2	1,5	1,8
Net worth (cents/share)	**1 457,1**	1 976,8	1 925,3	1 877,7	1 742,8	1 656,3	1 627,0	1 454,6	1 362,4	1 246,1
Ordinary shares in issue (000)	**97 591**	97 558	97 345	97 309	97 302	95 449	92 847	90 883	88 461	88 446
Current ratio	**1,56**	1,42	1,57	1,71	1,47	1,62	1,38	1,47	1,49	1,64
Quick ratio	**0,9**	0,92	1,01	1,28	0,94	0,92	0,60	1,07	1,05	1,18
Short-term borrowings to shareholders' equity (%)	**37,5**	23,6	18,5	13,2	11,5	11,2	11,0	19,5	15,3	11,4
Net borrowings to shareholders' equity (%)	**35,0**	28,6	27,3	4,8	31,4	44,8	44,3	36,9	2,8	n/a
Total liabilities to shareholders' equity (%)	**164,1**	108,6	105,0	126,6	110,8	115,3	107,0	115,2	85,0	53,6
Number of employees at year-end	**4 729***	4 829*	5 157*	5 808*	6 458*	6 533*	6 956*	6 815*	6 575*	6 465
Gross revenue per man-year (R000)	**667,50***	636,3*	497,7*	521,3*	390,4*	313,8*	311,5*	276,4*	223,2*	185,1
Total steel revenue (R000)	**1 660 292**	1 593 104	1 124 436	1 419 952	1 460 303	1 204 307	1 147 503	1 103 765	944 378	684 964
Gross value of exports (R000)	**2 503 790**	2 775 379	1 958 487	2 184 942	1 735 479	1 287 480	1 225 657	995 663	795 997	754 248
Percentage of revenue	**56,6**	61,4	56,3	57,8	50,7	47,6	48,4	46,6	47,2	50,7
PRODUCTION (TONS):										
Total ore mined	**2 357 560**	2 624 485	2 044 500	2 329 860	2 382 200	2 037 725	2 180 850	1 989 499	1 797 769	1 404 104
Hot metal	**849 554**	866 642	715 103	911 299	915 075	829 214	888 605	898 114	873 406	760 738
Vanadium slag	**73 666**	70 372	57 652	69 649	70 673	60 846	70 401	71 127	67 851	59 356
Manganese alloys	**154 159**	157 143	140 310	119 323	150 099	117 388	162 802	145 400	117 971	98 053
Ferrosilicon	**54 159**	55 629	54 560	60 568	53 859	53 266	58 722	55 122	53 819	56 507
Stainless steel	**396 559**	433 907	376 760	334 704	306 112	234 626	178 180	134 869	–	–
Carbonaceous products	**89 395***	91 750*	85 631*	103 562*	100 277*	97 443*	119 112*	104 657	94 954	86 599
Continuously cast blocks :	**935 760**	947 588	797 489	984 680	1 027 431	932 935	1 005 461	1 018 387	960 637	833 572
- blooms	**376 931**	400 124	384 533	397 644	424 522	388 008	424 014	400 298	331 517	257 197
- slabs	**399 845**	431 213	378 566	432 233	439 617	401 239	416 707	430 988	466 671	436 784
- billets	**158 984**	116 251	34 390	154 803	163 292	143 688	164 740	187 101	162 449	139 591
Rolled products (tons) :	**653 723**	711 743	657 761	721 888	756 135	680 313	747 822	716 525	715 014	626 555
- billets	**2 426**	–	–	–	–	–	–	–	–	–
- sections	**312 815**	339 970	322 901	339 786	370 299	331 302	365 964	325 537	329 880	232 629
- plate	**208 520**	158 458	152 577	192 956	212 159	187 480	185 572	196 189	187 936	181 772
- coils	**129 962**	213 315	182 283	189 146	173 677	161 531	196 286	194 799	197 198	212 154

* Joint ventures excluded ** Based on headline earnings.

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN: ZAE 000003422

A member of the Anglo American plc group

FORM OF PROXY

I/We .... (Name in block letters)

of .... (Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited

do hereby appoint .... of ....

or failing him/her .... of ....

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the annual general meeting of members to be held on Friday, 5 April 2002 at 11:00 (in the Board room at the corporation's Administration Building, portion 29 of the farm Schoongezicht 308 JS, Old Pretoria Road, Witbank, Mpumalanga) and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions referred to in the notice to members and to be proposed at such meeting:

	FOR	AGAINST	ABSTAIN
1. Adoption of Annual Financial Statements			
2. Election of Directors			
3. Placing of unissued shares under the control of the Directors			

Date: Signature: At:

Please read the notes and instructions overleaf.

NOTES AND INSTRUCTIONS

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation.

2. Every person present and entitled to vote at the annual general meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.

3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

4. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

5. The chairman of the meeting shall be entitled to decline or accept the authority of a person signing the proxy form

   (a) under a power of attorney; or

   (b) on behalf of a company

   unless that person's power of attorney or authority, is deposited at the offices of the corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.

6. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

7. When there are joint holders of shares, any one holder may sign the form of proxy.

8. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

9. Completed forms of proxy should be returned to the corporation's share transfer secretaries, Computershare Services Limited, Second Floor, Edura, 41 Fox Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED
Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN: ZAE 000003422

A member of the Anglo American plc group

VOTING INSTRUCTION FORM – ONLY FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR SHARES

For use in respect of the annual general meeting to be held at 11:00 on Friday, 5 April 2002, in the Board room at the corporation's Administration Building, portion 29 of the farm Schoongezicht 308 JS, Old Pretoria Road, Witbank, Mpumalanga.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We ____

being (a) shareholder(s) of the corporation who has/have dematerialised my/our shares do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the annual general meeting of the corporation.

VOTING INSTRUCTION:

	FOR	AGAINST	ABSTAIN
1. Adoption of Annual Financial Statements			
2. Election of Directors			
3. Placing of unissued shares under the control of the Directors			

Notes:

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the shares have been dematerialised to reach their offices by not later than 48 hours before the time set for the holding of the meeting.

Signed at: ______________________ on ______________________ 2002

Signature ____

This voting instruction form is not for use by registered shareholders.